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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.___) *


                              TYLAN GENERAL, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   902169101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Richard L. Waggoner, Gardere & Wynne, L.L.P.
     1601 Elm Street, Suite 3000, Dallas, Texas  75201-4761, (214) 999-3000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  JULY 3, 1996
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 2  OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Don E. Whitson
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     393,572
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     393,572
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      393,572
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.025%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE 3  OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Leo E. Whitson
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     379,731
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     379,731
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      379,731
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      4.848%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This Schedule 13D (this "Statement") relates to the shares of Common Stock, $0.001 par value (the "Common Stock"), of Tylan General, Inc., a Delaware corporation ("Tylan General"), which has its principal executive offices located at 15330 Avenue of Science, San Diego, California 92128.

Item 2.  Identity and Background.

         (a), (b) and (c):   The following sets forth the information
                             required by Items 2(a), (b) and (c):

         1. Don E. Whitson is the Vice Chairman of the Board of Directors of Tylan General and the Chief Administrative Officer of Tylan General, and his business address is 2201 Avenue K, Plano, Texas 75074, the address for Span Instruments, Inc. ("Span").

         2. Leo E. Whitson is the Chairman of the Board of Directors of Span, and his business address is the Span Address which is 2201 Avenue K, Plano, Texas 75074.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Don E. Whitson and Leo E. Whitson are citizens of the United
States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the aggregate consideration paid for the Tylan General Common Stock by each Reporting Person. The table lists the actual owners of the shares.

Name                              Number of          Aggregate
- ----                              ---------          ---------
                                    Shares         Consideration
                                    ------         -------------
Don E. Whitson                     393,572               *

Leo E. Whitson 1996 Trust          379,731              **


*Don E. Whitson beneficially owns 393,572 shares of Common Stock of Tylan General which were obtained pursuant to the conversion of 80,440 shares of Common Stock of Span pursuant to an Agreement and Plan of Reorganization, dated as of July 3, 1996, by and among Tylan General, Tylan General Acquisition Subsidiary, Inc., a Delaware corporation ("Tylan General Sub"), Span, and all the shareholders of Span ( the "Agreement and Plan of Reorganization").
Subject to the terms and conditions of the Agreement and Plan of Reorganization, Tylan General Sub was merged with and into Span on July 3, 1996, with Span being the surviving corporation, and Tylan General owns all of the issued and outstanding shares of Common Stock of Span.

**Leo E. Whitson beneficially owns 379,731 shares of Common Stock of Tylan
General (the "Trust Shares").   The Trust Shares are held of record by the Leo
E. Whitson 1996 Trust (the "Trust"), as to which Leo E. Whitson, as Trustee, has investment power and voting power pursuant to the Trust Agreement dated as of February 16, 1996, by and between Leo E. Whitson, as grantor, and Leo E.

Whitson, as trustee (the "Trust Agreement"). The Trust Shares were obtained by exchanging 77,611 shares of Common Stock of Span, held of record by the Trust, pursuant to the Agreement and Plan of Reorganization.

Item 4.  Purpose of Transaction.

         Each of the persons reporting on this Statement has acquired their respective shares of Tylan Common Stock to hold primarily for investment. Depending upon market conditions and other factors, each person reporting on this Statement may, from time to time, either jointly or individually, acquire additional shares of Tylan General Common Stock or dispose of all or any part of their respective holdings of Tylan General Common Stock.

         Except as set forth below, no person reporting on this Statement has any present plans to participate in the management of Tylan General; to cause it to engage in any extraordinary transactions; to sell or transfer any of its material assets or the assets of any of its subsidiaries; to effect any change of its management or its directors, business, corporate structure, capitalization, dividend policy, articles of incorporation, or bylaws; or to delist or terminate the registration of any securities of Tylan General; but each reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

         Pursuant to the Agreement and Plan of Reorganization, as a condition precedent to Span's obligations, Don E. Whitson has been elected to serve a full term on the Tylan General Board of Directors and Don E. Whitson will serve as Vice Chairman and Chief Administrative Officer of Tylan General.

         Pursuant to the Agreement and Plan of Reorganization the shareholders of Span (including each of the Reporting Persons) has certain registration rights with respect to shares of the Tylan General Common Stock.

Item 5.  Interest in Securities of the Issuer.

(a) and (b):     The following table sets forth the information required by
Item 5(a) and (b):


                       Number of       Voting       Dispositive           %
    Name                Shares         Power           Power          Ownership
 ----------           -----------      ------        ---------        ---------
 Don E. Whitson       393,572           sole            sole            5.025%

 Leo E. Whitson       379,731(1)        sole            sole            4.848%

- ---------------
         (1)  Represents the shares held of record by the Trust.


         The aggregate number of shares of Tylan General Common Stock held by the Reporting Persons is 773,303. Each of the Reporting Persons declares that the filing of this Statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of all of the securities covered by this Statement. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Tylan General Common Stock covered by this Schedule 13D except for the shares indicated as being beneficially held by him in the table above.

         (c) The following are the transactions in Tylan General Common Stock effected by or for the Reporting Persons within the last 60 days prior to the date of this Schedule 13D:

                                                   Number             Price
 Date              Purchaser                     of Shares           of Shares
 ----              ---------                     ---------           ---------
 07/03/96          Don E. Whitson                 393,572                *

 07/03/96          Leo E. Whitson                 379,731                *


* Represents the shares obtained pursuant to the Agreement and Plan of Reorganization.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Leo E. Whitson is the father of Don E. Whitson, and as a result, they may, from time to time, have discussions regarding their investment in the Tylan General Common Stock. Except as hereinbefore described and except for past or future communications and discussions among themselves regarding their investment in shares of Tylan General Common Stock, there are no current contracts, arrangements, understandings or legal relationships among the persons reporting on this Statement with respect to the acquiring, holding, voting or disposition of Tylan General Common Stock.

         Pursuant to the Agreement and Plan of Reorganization the shareholders of Span (including each of the Reporting Persons) has certain registration rights with respect to shares of the Tylan General Common Stock.

         Pursuant to the Stock Settlement Agreement entered into as of July ___, 1996, by and between Don E. Whitson and Linda Sue Dunkel (the "Stock Settlement Agreement"), Don E. Whitson has agreed to transfer to Linda Sue Dunkel, at some future date, ten percent of his shares (or 39,357) of Tylan General Common Stock.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 99A -    Agreement Regarding Filing of Schedule 13D among the
                          parties to this Statement

         Exhibit 99B -    Trust Agreement dated as of February 16, 1996, by and
                          between Leo E. Whitson, as grantor, and Leo E.
                          Whitson, as trustee.

         Exhibit 99C -    Agreement and Plan of Reorganization

         Exhibit 99D -    Stock Settlement Agreement

                                  Signature


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                        /s/ DON E. WHITSON
                                        -----------------------------------
                                        Don E. Whitson


                                        /s/ LEO E. WHITSON
                                        -----------------------------------
                                        Leo E. Whitson


July 12, 1996

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
- -------                  -----------
  99A      - Agreement Regarding Filing of Schedule 13D among the
             parties to this Statement

  99B      - Trust Agreement dated as of February 16, 1996, by and
             between Leo E. Whitson, as grantor, and Leo E.
             Whitson, as trustee.

  99C      - Agreement and Plan of Reorganization

  99D      - Stock Settlement Agreement